March 18, 2019

Alan Chan
Chief Financial Officer
Highway Holdings Limited
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

       Re: Highway Holdings Limited
           Registration Statement on Form F-3
           Filed March 7, 2019
           File No. 333-230122

Dear Mr. Chan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction